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September 14, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Research Corporation Form 10-K for the Year Ended December 31, 2021 Filed March 4, 2022 File No. 01-35929

Ladies and Gentlemen:

Set forth below are the responses of National Research Corporation, to the comments the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated August 31, 2022, with respect to the above-referenced filing. The numbered items set forth below repeat (in italics) the comments of the Staff followed by the Company’s responses (in regular type). As used in this letter, “we,” “us,” “our,” and the “Company” refer to National Research Corporation, Inc. and its subsidiary.

Form 10-K for the Year Ended December 31, 2021
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Results of Operations, page 18

SEC Staff Comment:

1.

When several factors attribute to material fluctuations in your results of operations, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Refer to Item 303 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings we will endeavor to enhance our disclosures within “Key Financial Metrics and Results of Operations” to quantify amounts to the extent they are material to understanding changes in our operating results pursuant to the guidance in Item 303(b) of Regulation S-K and it is practicable to quantify the amounts. For illustrative purposes, below is a revised disclosure for the comparison of the year ended December 31, 2021 to the year ended December 31,2020. The newly added disclosures have been marked in red to facilitate the Staff’s review. While we do not believe that the added disclosures are material to an investor’s assessment of the financial condition and results of operations of the Company, the Company will endeavor to provide similar levels of disclosure to the below proposed disclosure in future filings.

Securities and Exchange Commission

September 14, 2022

Revenue. Revenue in 2021 increased compared to 2020, primarily due to an increase of $3.9 million of recurring revenue from new customer sales, ~~as well as increases~~ and an increase of $11.4 million in ~~sales~~ recurring revenues to ~~the~~ our existing client base, partially offset by a decrease of $693,000 of non-recurring revenue. During 2020, we ~~also~~ experienced revenue reductions from COVID-19 as some clients reduced or eliminated services they purchased from us as cost reducing measures, which ~~increased our~~ contributed to these revenue ~~growth~~ increases in 2021. We expect our revenue growth in 2022 to align more closely in relation to our recurring contract value growth.

Direct expenses. Direct expenses increased in 2021 compared to 2020 primarily due to ~~growth~~ an increase of $2.5 million in volume-based data collection costs to support the growth in revenue, partially offset by a decrease~~d~~ of $897,000 in postage, printing, and paper costs, primarily resulting from increased use of digital survey methodologies. Conference expenses also increased by $654,000 due to additional conferences being held in 2021 compared to 2020 and our shift to allow live or virtual attendance at conferences. Variable expenses increased $2.4 million and as a percentage of revenue have leveled with changes in survey methodologies at 14.4% and 14.2% in 2021 and 2020, respectively. Fixed expenses increased by $749,000 primarily as a result of an increase~~d~~ of $373,000 in salary and benefit costs to attract and retain associates, an increase of $259,000 in contracted services and an increase of $322,000 in software and platform hosting expenses.

Selling, general and administrative expenses. Selling, general and administrative expenses increased in 2021 compared to 2020 primarily due to increases in salary and benefit costs of $1.7 million to attract and retain associates, $987,000 in public company and other legal and accounting costs, $583,000 in contracted services, $214,000 in software and platform hosting expenses and $205,000 in other taxes due to a favorable tax ruling in 2020 reversing sales tax expense.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expenses decreased in 2021 compared to 2020 primarily due to additional depreciation and impairment expense in 2020 of $809,000 from shortening the estimated useful lives of certain building assets and a $714,000 goodwill impairment adjustment for the Canadian reporting unit. This was partially offset by our transformation to a distributed workforce environment, which includes building renovation costs for our headquarters, as well as subleasing a remote office location at a discounted rate, which resulted in an ROU asset impairment of $324,000 in 2021.

Operating income and margin. Operating income and margin grew due to leveraging the revenue growth through the efficiencies inherent within our subscription model as well as the discipline in managing our cost structure.

Securities and Exchange Commission

September 14, 2022

Total other income (expense). Total other income (expense) increased in total net (expense) primarily due to revaluation on intercompany transactions of $323,000 due to changes in the Canadian to U.S. dollar foreign exchange rate, partially offset by ~~lower~~ a $146,000 decrease in interest expense due to the declining balance on our term loan.

Provision for income taxes and effective tax rate. Provision for income taxes and effective tax rate grew in 2021 compared to 2020 primarily due to a $5.8 million decrease~~d~~ in tax benefits from the exercise and vesting of share-based compensation awards and $1.4 million in higher state income taxes. See Note 7, “Income Taxes,” to our Consolidated Financial Statements contained in this report for additional information on the change in the effective tax rates.

Recurring Contact Value. Recurring contract value grew as sales continued to exceed loss and downsells. Retention rates grew in 2021 compared to 2020, but sales declined due to the difficulties of selling to our clients during the COVID-19 pandemic as well as increased turnover within our sales force. Our recurring contract value growth declined in 2021 in comparison to 2020 due in part to our strategy to focus on growing our digital core solutions, and therefore, the decision was made to eliminate certain legacy offerings. Our recurring contract value metric represents the total revenue projected under all renewable contracts for their respective next annual renewal periods, assuming no upsells, downsells, price increases, or cancellations, measured as of the most recent quarter end.

Cash provided by operating activities. Cash provided by operating activities grew mainly due to growth in cash collections on trades accounts receivable, change in income taxes receivable and payable, and growth in deferred revenue primarily due to timing of initial billings on new and renewal contracts. See the Consolidated Statements of Cash Flows included in this report for the detail of our operating cash flows.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
(13) Segment Information, page 50

SEC Staff Comment:

2.

We note in March 2021 you changed your operating segments from six to one to reflect a change in corporate reporting structure to the Chief Executive Officer and chief operating decision maker (CODM). Please provide more information about this change, including how your CODM received and receives information about your different lines of business, how resources are shared or allocated to these different lines of business, and why the change in corporate structure occurred.

Beginning in March 2021, we changed the way in which we operated and managed our business. As a result of these changes, we reevaluated our segment reporting and determined that we had one operating segment. Prior to the change, operational responsibility was structured along 6 product lines. The business was managed from a sales and profitability, service, and delivery perspective by the separate product lines. Individuals primarily responsible for sales and revenues of product lines reported to individuals responsible for the overall operations of one or more product lines who reported to our Chief Operating Decision Maker (CODM) and Chief Executive Officer, Mike Hays.

Securities and Exchange Commission

September 14, 2022

Our CODM views the Company as one integrated voice of the customer program which we refer to as Human Understanding. There are many value offerings that can be included in the program to enable health care organizations to understand what matters most to each person they serve – before, during, after and outside of clinical encounters – to gain a longitudinal understanding of how a patient’s life and health intersect and develop trusting relationships. Our CODM determines the Company’s strategy. Using the discrete financial information described below, he evaluates our performance and sets forth our operating and financial priorities. In late 2020, we reorganized our operations to better support the development, sales and marketing of our integrated Human Understanding program. Sales and service now manage all products rather than an individual product line. As a result of the reorganization, we became organized by functional area including associate support, product delivery, and growth team. The executive leadership team, including our Chief Operating Officer, Chief Financial Officer and Chief Growth Officer which manages each of these areas reports to our CODM.

Our CODM meets with those reporting to him on a regular and as-needed basis, including individual meetings and formal meetings, such as weekly meetings of the executive leadership team. Additionally, he receives weekly and monthly financial information relevant to monitoring our business. Such data includes information related to actual and projected sales, contract value, cash flows and profitability. Prior to March 2021, the information the CODM was provided included revenue and a measure of profitability on a disaggregated basis along the 6 product lines, among other information. In March 2021, the information provided to our CODM and Board of Directors (the “Board”) was revised to reflect the change in our operations and provide key information relevant to managing our business as an integrated solution. Following our reporting changes, among other changes, the CODM and the Board no longer receive a measure of profitability below the consolidated level. Expenses are no longer allocated to individual product lines.

We considered the provisions of Accounting Standards Codification 280-10-50 when determining our operating segments. Based on the operational changes to our business, the level of discrete information provided to the CODM and the Board, the way the CODM views and manages the business and our organizational structure, we concluded that beginning in March 2021, there was one operating segment.

In addition to our public filings, our CODM currently receives the following information on a regular basis:

●

The Flash Report provides monthly, year-to-date and projected consolidated operating results compared to the prior year. Through March 2022, revenue was provided by product line but has since been reduced to 2 product categories, core and non-core solutions. There is no measure of profitability below the consolidated level.

Securities and Exchange Commission

September 14, 2022

●

Among other things, the Monthly Financial Review includes a comparison of actual results to prior year on a consolidated basis and expense comparisons. It also included revenue and sales analyses for different product categories but this was discontinued in June 2021. However, there is no measure of profitability below the consolidated level presented in the Monthly Financial Review.

●

The Weekly Key Metrics report provides various financial information, including contract value, customer and sales metrics, associate analysis and costs, operating expenses for 3 different functional areas (growth, delivery & support), consolidated income statement information and other data. There is no measure of profitability below the consolidated level.

●	The Use of Cash Model is provided quarterly to our CODM with information on expected cash flows but does not provide information on a product basis.
●

The Management Summary of Financial Results is prepared quarterly. It includes a comparison of financial results for our consolidated income statement. It did include disaggregated revenue by product line. However, this detail was discontinued in the second quarter of 2022. It does not include a measure of profitability below the consolidated level.

●	The Quarterly Business Review provides quarterly results and key metrics and includes sales information by product line but does not provide any measure of profitability along product lines.
●	The Weekly Losses and Downsells Report provides data along product lines for customer losses and downsells for the previous week, with no measure of profitability.
●	The Cash Flow Forecast is provided monthly with information on expected cash flows but does not provide information on a product basis.

If there are any questions, please contact the undersigned at 402-475-2525.

Very truly yours, /s/ Kevin R. Karas Kevin R. Karas Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary

cc:	Scudder Law Firm, P.C., L.L.O. KPMG LLP